As filed with the Securities and Exchange Commission on October 30, 2009
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CARDICA, INC.
(Exact name of registrant as specified in its charter)

Delaware	94-328732
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

900 Saginaw Drive
Redwood City, California 94063
(650) 364-9975
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

BERNARD HAUSEN, M.D., PH.D.
CHIEF EXECUTIVE OFFICER
Cardica, Inc.
900 Saginaw Drive
Redwood City, California 94063
(650) 364-9975
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

SUZANNE SAWOCHKA HOOPER, ESQ.
Cooley Godward Kronish llp
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306-2155
(650) 843-5000

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this registration statement

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price Per	Aggregate Offering	Amount of
Securities to be Registered	Registered(1)	Share(2)	Price(2)	Registration Fee
Common Stock, $0.001 par value per share	12,213,128	$1.35	$16,487,722.80	$920.02

(1)	Includes 4,071,046 shares of common stock that may be issued upon the exercise of warrants. Pursuant to Rule 416 under the Securities Act, the shares being registered hereunder include such indeterminate number of shares of common stock as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends or similar transactions.

(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under the Securities Act. The price per share and aggregate offering price are based on the average of the high and low prices of the registrant’s common stock on October 28, 2009, as reported on the NASDAQ Global Market.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 30, 2009

PRELIMINARY PROSPECTUS

12,213,128 Shares

CARDICA, INC.

Common Stock

This prospectus relates to the disposition from time to time of up to 12,213,128 shares of our common stock, which includes 4,071,046 shares of our common stock issuable upon the exercise of warrants, which are held by the selling stockholders named in this prospectus. We are not selling any common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders.

The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell their shares of common stock in the section entitled “Plan of Distribution” on page 25. We will not be paying any underwriting discounts or commissions in this offering.

The common stock is traded on the NASDAQ Global Market under the symbol “CRDC.” On October 29, 2009, the reported closing price of the common stock was $1.40 per share.

An investment in the shares offered hereby involves a high degrees of risk. See “Risk Factors” beginning on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is          , 2009.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling stockholders have not, authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where it is lawful to do so. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere or incorporated by reference into this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and the documents that we incorporate by reference into this prospectus, before making an investment decision.

Cardica, Inc.

Historically, the Cardica, Inc., business focused on the design, manufacture and marketing of proprietary automated anastomotic systems used by cardiac surgeons to perform coronary bypass surgery. Recently, we have expanded our business to include the development of an endoscopic microcutter intended for use by general, thoracic, gynecologic, bariatric and urologic surgeons. We are also developing a PFO device in collaboration with Cook Incorporated, or Cook. Our agreement with Cook related to the development of this device, provides us with opportunities for potential milestone and royalty revenue.

We currently sell our C-Port® Distal Anastomosis Systems, or C-Port systems, in the United States and Europe. Each of the C-Port systems is used to perform a distal anastomosis, which is the connection of a bypass graft vessel to a coronary artery downstream of the occluded portion of the coronary artery. Our C-Port systems include the C-Port xA system, which was cleared by the U.S. Food and Drug Administration, or FDA, in November 2006, the C-Port Flex A system, which was cleared by the FDA in April 2007, and the C-Port X-CHANGE system, which was cleared by the FDA in December 2007. As of June 30, 2009, we had sold over 9,300 C-Port systems in Europe and the United States. We also currently sell our PAS-Port® Proximal Anastomosis System, or PAS-Port system, in the United States and in Europe and Japan through distributors. The PAS-Port system is used to perform a proximal anastomosis, which is the connection of a bypass graft vessel to the aorta or other source of blood. We received 510(k) clearance to market our PAS-Port system in the United States in September 2008. As of June 30, 2009, more than 14,000 PAS-Port systems had been sold in the United States, Europe and Japan. In addition to our commercialized cardiac surgery products, we have commenced development of the Cardica Microcutter, a multi-fire endolinear microcutter device based on our proprietary “staple-on-a-strip” technology, which would expand our commercial opportunity into additional surgical markets. We are in discussions with multiple potential development and commercialization partners to advance further development of the Cardica Microcutter and other potential products in this product line, and we may enter into an arrangement to pursue further development of this product with a partner.

We are in the process of adding independent distributors and manufacturers’ representatives to support a core direct sales team for our C-Port systems and PAS-Port system in the United States in order to contain sales costs while continuing to serve our customers and potential customers for our automated anastomosis product line. We are shifting our development efforts to focus on our endoscopic microcutter.

We have incurred net losses since our inception in October 1997. We expect to incur substantial additional losses until we can achieve significant commercialization of our products, which depend upon a number of factors, including the successful commercial launch of our C-Port xA system in the United States and receipt of regulatory clearance or approval and market adoption of additional products in the United States.

We were incorporated in October 1997 as Vascular Innovations, Inc. and changed our name to Cardica, Inc. in November 2001. Our principal executive offices are located at 900 Saginaw Drive, Redwood City, California 94603, and our telephone number is (650) 364-9975. We are located on the world wide web at cardica.com. We do not incorporate by reference into this prospectus the information on our website, and you should not consider it as part of this prospectus.

RISK FACTORS

An investment in our common stock is highly risky. You should carefully consider the following risks, as well as the other information contained or incorporated by reference in this prospectus, before you decide whether to buy our common stock. We believe the risks and uncertainties described below are the most significant risks we face. If any of the following events actually occurs, our business, business prospects, financial condition, cash flow and results of operations would likely be materially and adversely affected. In these circumstances, the trading price of our common stock would likely decline, and you could lose all or part of your investment.

We have identified the following risks and uncertainties that may have a material adverse effect on our business, financial condition or results of operations. The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently believe are immaterial may also significantly impair our business operations.

Risks Related to Our Finances and Capital Requirements

We need to generate higher product sales to become and remain profitable.

Our ability to become and remain profitable depends upon our ability to generate higher product sales. Our ability to generate significantly higher revenue depends upon a number of factors, including:

•	achievement of broad acceptance for our products;

•	achievement of U.S. regulatory clearance or approval for additional products;

•	successful completion of ongoing clinical trials for our products; and

•	successful sales, manufacturing, marketing and distribution of our products.

Sales of our products and development activities generated only $9.9 million, $7.6 million and $3.5 million of revenue for fiscal years 2009, 2008, and 2007, respectively. We do not anticipate that we will generate significantly higher product sales for the foreseeable future. Sales of our C-Port and PAS-Port systems have not met the levels that we had anticipated, and to date our systems have had limited commercial adoption. Our sales capability may be further impaired by our reductions in force effected in January, April and May 2009. Failure to obtain broader commercial adoption of our systems will continue to negatively impact our financial results and financial position and may require us to delay, further reduce the scope of or eliminate our commercialization efforts with respect to one or more of our products or one or more of our research and development programs.

We need substantial additional funding and may be unable to raise capital, which would force us to delay, reduce or eliminate our research and development programs or commercialization efforts and could cause us to cease operations.

Our development efforts have consumed substantial capital to date. We believe that our existing cash, cash equivalents and short-term investments, along with the cash that we expect to generate from operations, will be sufficient to meet our anticipated cash needs to enable us to conduct our business substantially as currently conducted through December 31, 2010. Our estimates and our future capital requirements depend upon numerous factors. These factors include, but are not limited to, the following:

•	the extent of our ongoing research and development programs;

•	market acceptance and adoption of our products;

•	our revenue growth;

•	costs associated with our sales and marketing initiatives and manufacturing activities;

•	costs of obtaining and maintaining FDA and other regulatory clearances and approvals for our products;

•	securing, maintaining and enforcing intellectual property rights;

•	the progress of clinical trials; and

•	effects of competing technological and market developments.

Because we do not anticipate that we will generate sufficient product sales to achieve profitability for the foreseeable future, if at all, we need to raise substantial additional capital to finance our operations in the future. To raise capital, we may seek to sell additional equity or debt securities, obtain a credit facility or enter into product development, license or distribution agreements with third parties or divest one or more of our commercialized products or products in development. The sale of additional equity or convertible debt securities could result in significant dilution to our stockholders, particularly in light of the prices at which our common stock has been recently trading. If additional funds are raised through the issuance of debt securities, these securities could have rights senior to those associated with our common stock and could contain covenants that would restrict our operations. Any product development, licensing, distribution or sale agreements that we enter into may require us to relinquish valuable rights, including with respect to commercialized products or products in development that we would otherwise seek to commercialize or develop ourselves. We may not be able to obtain sufficient additional funding or enter into a strategic transaction in a timely manner. Our need to raise capital may require us to accept terms that may harm our business or be disadvantageous to our current stockholders. If adequate funds are not available or revenues from product sales do not increase, we may be required to further reduce our workforce, delay, reduce the scope of or eliminate our commercialization efforts with respect to one or more of our products or one or more of our research and development programs in advance of December 31, 2010, to ensure that we have sufficient capital to meet our obligations and continue on a path designed to create and preserve stockholder value. Failure to raise additional capital may result in our ceasing to be publicly traded or ceasing operations.

We have a history of net losses, which we expect to continue for the foreseeable future, and we are unable to predict the extent of future losses or when we will become profitable, if at all.

We have incurred net losses since our inception in October 1997. As of June 30, 2009, our accumulated deficit was approximately $109.4 million. We expect to incur substantial additional losses until we can achieve significant commercial sales of our products, which depend upon a number of factors, including increased commercial sales of our C-Port and PAS-Port systems in the United States and receipt of regulatory clearance or approval and market adoption of our additional products in the United States. We commenced commercial sales of the C-Port system in Europe in 2004 and in the United States in 2006 and of the PAS-Port system in Europe in 2003, in Japan in 2004 and in the United States in September 2008.

Our cost of product sales was 79% and 97% of our net product sales for fiscal years 2009 and 2008, respectively. We expect high cost of product sales to continue for the foreseeable future. If, over the long term, we are unable to reduce our cost of producing goods and expenses relative to our net revenue, we may not achieve profitability even if we are able to generate significant sales of the C-Port and PAS-Port systems. Our failure to achieve and sustain profitability would negatively impact the market price of our common stock.

If we do not generate sufficient cash flow through increased revenue or raising additional capital, then we may not be able to meet our debt obligation that becomes due in 2010.

As of June 30, 2009, we had an aggregate principal amount of approximately $2.0 million in notes payable to Century Medical, Inc. that are due in June 2010. This indebtedness has and may continue to impact us by:

•	making it more difficult to obtain additional financing; and

•	constraining our ability to react quickly in an unfavorable economic climate.

Adverse occurrences related to our product commercialization, development and regulatory efforts would adversely impact our ability to meet our obligations to repay the principal amounts on our notes when due in 2010. If we are unable to satisfy our debt service requirements, we may not be able to continue our operations. Even if we are able to raise sufficient capital to meet our near-term requirements, we may not generate sufficient cash from operations to repay our notes or satisfy any additional debt obligations when they become due and may have to raise additional financing from the sale of equity or debt securities, enter into commercial transactions or otherwise restructure our debt obligations. There can be no assurance that any such financing, commercial transaction or restructuring will be available to us on commercially acceptable terms, if at all. If we are unable to repay the debt or restructure the obligation, we may be forced to seek protection under applicable bankruptcy laws. Any restructuring or bankruptcy could materially impair the value of our common stock.

Existing creditors have rights to our assets that are senior to our stockholders.

An existing arrangement with our current lender Century Medical, as well as future arrangements with other creditors, allow or may allow these creditors to liquidate our assets, which may include our intellectual property rights, if we are in default or breach of our debt obligations for a continued period of time. The proceeds of any sale or liquidation of our assets under these circumstances would be applied first to any of our debt obligations that would have priority over any of our capital stock. After satisfaction of our debt obligations, we may have little or no proceeds left under these circumstances to distribute to the holders of our capital stock.

Our quarterly operating results and stock price may fluctuate significantly.

We expect our operating results to be subject to quarterly fluctuations. The revenue we generate, if any, and our operating results will be affected by numerous factors, many of which are beyond our control, including:

•	the extent of our ongoing research and development programs;

•	market acceptance and adoption of our products;

•	our revenue growth;

•	costs associated with our sales and marketing initiatives and manufacturing activities;

•	costs of obtaining and maintaining FDA and other regulatory clearances and approvals for our products;

•	securing, maintaining and enforcing intellectual property rights;

•	the progress of clinical trials; and

•	effects of competing technological and market developments.

Quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially.

Risks Related to Our Business

We are dependent upon the success of our current products, and we have U.S. regulatory clearance for our C-Port and PAS-Port systems only. We cannot be certain that the C-Port and PAS-Port systems will be successfully commercialized in the United States. If we are unable to successfully commercialize our products in the United States, our ability to generate higher revenue will be significantly delayed or halted, and our business will be harmed.

We have expended significant time, money and effort in the development of our current commercial products, the C-Port systems and the PAS-Port system. If we are not successful in commercializing our C-Port and PAS-Port systems, we may never generate substantial revenue, our business, financial condition and results of operations would be materially and adversely affected, and we may be forced to cease operations. We commenced sales of our C-Port xA system in December 2006 (after introduction of our original C-Port system in January 2006), our C-Port Flex A in April 2007 and our C-Port X-CHANGE in December 2007. We commenced U.S. sales of our PAS-Port system in September 2008. We anticipate that our ability to increase our revenue significantly will depend on the successful commercialization of the PAS-Port system in the United States and elsewhere and the continued adoption of our current C-Port systems and later generations of the C-Port systems in the United States.

A prior automated proximal anastomosis device was introduced by another manufacturer in the United States in 2001. The FDA received reports of apparently device-related adverse events, and in 2004, the device was voluntarily withdrawn from the market by the manufacturer. Moreover, physicians who have experience with or knowledge of prior anastomosis devices may be predisposed against using our C-Port or PAS-Port systems, which could limit market acceptance. If we fail to achieve significant market adoption, our business, financial condition and results of operations would be materially harmed.

Our products may never gain any significant degree of market acceptance, and a lack of market acceptance would have a material adverse effect on our business.

To date, our products have not gained, and we cannot assure you that our products will gain, any significant degree of market acceptance among physicians or patients. We believe that recommendations by physicians will be essential for market acceptance of our products; however, we cannot assure you that significant recommendations will be obtained. Physicians will not recommend our products unless they conclude, based on clinical data and other factors, that the products represent a safe and acceptable alternative to other available options. In particular, physicians may elect not to recommend using our products in surgical procedures until such time, if ever, as we successfully demonstrate with long-term data that our products result in patency rates comparable to or better than those achieved with hand-sewn anastomoses, and we resolve any technical limitations that may arise.

We believe graft patency is a significant factor for physician recommendation of our products. Although we have not experienced low patency rates in our clinical trials, graft patency determined during the clinical trials conducted by us or other investigators may not be representative of the graft patency actually encountered during commercial use of our products. The surgical skill sets of investigators in our clinical trials and early adopters of our products may not be representative of the skills of future product users, which could negatively affect graft patency. In addition there may have been a selection bias in the patients, grafts and target vessels used during the clinical trials that positively affected graft patency. The patients included in the clinical trials may not be representative of the general patient population in the United States, which may have resulted in improved graft patency in patients enrolled in the clinical trials. Finally, patient compliance in terms of use of prescribed anticlotting medicines may have been higher in clinical trials than may occur during commercial use, thereby negatively affecting graft patency during commercial use.

Market acceptance of our products also depends on our ability to demonstrate consistent quality and safety of our products. Any future recalls may impact physicians’ and hospitals’ perception of our products.

Widespread use of our products will require the training of numerous physicians, and the time required to complete training could result in a delay or dampening of market acceptance. Even if the safety and efficacy of our products is established, physicians may elect not to use our products for a number of reasons beyond our control, including inadequate or no reimbursement from health care payors, physicians’ reluctance to perform anastomoses with an automated device, the introduction of competing devices by our competitors and pricing for our products. Failure of our products to achieve any significant market acceptance would have a material adverse effect on our business, financial condition and results of operations.

Our PAS-Port and C-Port systems, as well as our other and future products, may still face future development and regulatory difficulties.

Even though the current generations of the C-Port and PAS-Port systems have received U.S. regulatory clearance, the FDA may still impose significant restrictions on the indicated uses or marketing of these products or ongoing requirements for potentially costly post-clearance studies. Any of our other products, including the Cardica Microcutter and future generations of the C-Port systems, may either not obtain regulatory approvals required for marketing or may face these types of restrictions or requirements. In addition, regulatory agencies subject a product, its manufacturer and the manufacturer’s facilities to continual review, regulation and periodic inspections. If a regulatory agency discovers previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, our collaborators or us, including requiring withdrawal of the product from the market. Our products will also be subject to ongoing FDA requirements for the labeling, packaging, storage, advertising, promotion, record-keeping and submission of safety and other post-market information on the product. If our products fail to comply with applicable regulatory requirements, a regulatory agency may impose any of the following sanctions:

•	warning letters, fines, injunctions, consent decrees and civil penalties;

•	customer notifications, repair, replacement, refunds, recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	delay in processing marketing applications for new products or modifications to existing products;

•	withdrawing approvals that have already been granted; and

•	criminal prosecution.

To market any products internationally, we must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA clearance or approval. The regulatory approval process in other countries may include all of the risks detailed above regarding FDA clearance or approval in the United States. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects detailed above regarding FDA clearance or approval in the United States, including the risk that our products may not be approved for use under all of the circumstances requested, which could limit the uses of our products and adversely impact potential product sales, and that such clearance or approval may require costly, post-marketing follow-up studies. If we fail to comply with applicable foreign regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

If we do not achieve our projected development goals in the time frames we announce and expect, the commercialization of our product candidates may be delayed and, as a result, our stock price may decline.

From time to time, we may estimate and publicly announce the timing anticipated for the accomplishment of various clinical, regulatory and other product development goals, which we sometimes refer to as milestones. These milestones may include commencement of animal studies for a new product, submission of an Investigational Device Exemption application to commence enrollment of patients in clinical trials, the commencement of human feasibility testing of a new product, the release of data from clinical trials, receipt of clearances or approvals from regulatory authorities or other clinical and regulatory events. These estimates are based on a variety of assumptions. The actual timing of these milestones can vary dramatically compared to our estimates, in some cases for reasons beyond our control. If we do not meet these milestones as publicly announced, the commercialization of our products may be delayed and, as a result, our stock price may decline.

Our manufacturing facilities, and those of our suppliers, must comply with applicable regulatory requirements. Failure to obtain or maintain regulatory approval of our manufacturing facilities would harm our business and our results of operations.

Our manufacturing facilities and processes are subject to periodic inspections and audits by various U.S. federal, U.S. state and foreign regulatory agencies. For example, our facilities have been inspected by State of California regulatory authorities pursuant to granting a California Device Manufacturing License and by the FDA. Additionally, to market products in Europe, we are required to maintain ISO 13485:2003 certification and are subject to periodic surveillance audits. We are currently ISO 13485:2003 certified; however, our failure to maintain necessary regulatory approvals for our manufacturing facilities could prevent us from manufacturing and selling our products.

Additionally, our manufacturing processes and, in some cases, those of our suppliers are required to comply with FDA’s Quality System Regulation, or QSR, which covers the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of our products, including the PAS-Port and C-Port systems. We are also subject to similar state requirements and licenses. In addition, we must engage in extensive record keeping and reporting and must make available our manufacturing facilities and records for periodic inspections by governmental agencies, including FDA, state authorities and comparable agencies in other countries. If we fail a QSR inspection, our operations could be disrupted and our manufacturing interrupted. Failure to take adequate corrective action in response to an adverse QSR inspection could result in, among other things, a shut-down of our manufacturing operations, significant fines, suspension of product distribution or other operating restrictions, seizures or recalls of our devices and criminal prosecutions, any of which would cause our business to suffer. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with applicable regulatory requirements, which may result in manufacturing delays for our products and cause our revenue to decline.

We may also be required to recall our products due to manufacturing supply defects. If we issue recalls of our products in the future, our revenue and business could be harmed.

If we are unable to establish sales and marketing capabilities or enter into and maintain arrangements with third parties to market and sell our products, our business may be harmed.

We are in the beginning stages of changing our U.S. sales and marketing organization to one based primarily on manufacturers’ representatives and distributors and we have limited experience as a company in the sales, marketing and distribution of our products. Century is responsible for marketing and commercialization of the PAS-Port system in Japan. To promote our current and future products in the United States and Europe, we must develop our sales, marketing and distribution capabilities or make arrangements with third parties to perform these services. Competition for qualified sales personnel is intense. In January, April and May 2009, we made reductions in force to reduce our expenses, which we expect will impair our sales capabilities. We may be unable to establish and manage an effective sales force in a timely or cost-effective manner, if at all, and any sales force we do establish may not be capable of generating sufficient demand for our products. To the extent that we enter into arrangements with third parties to perform sales and marketing services, our product sales may be lower than if we directly marketed and sold our products. We expect to rely on third-party distributors for substantially all of our international sales. If we are unable to establish adequate sales and marketing capabilities, independently or with others, we may not be able to generate significantly higher revenue and may not become profitable.

Lack of third-party coverage and reimbursement for our products could delay or limit their adoption.

We may experience limited sales growth resulting from limitations on reimbursements made to purchasers of our products by third-party payors, and we cannot assure you that our sales will not be impeded and our business harmed if third-party payors fail to provide reimbursement that hospitals view as adequate.

In the United States, our products will be purchased primarily by medical institutions, which then bill various third-party payors, such as the Centers for Medicare & Medicaid Services, or CMS, which administer the Medicare program, and other government programs and private insurance plans, for the health care services provided to their patients. The process involved in applying for coverage and incremental reimbursement from CMS is lengthy and expensive. Under current CMS reimbursement policies, CMS offers a process to obtain add-on payment for a new medical technology when the existing Diagnosis-Related Group, or DRG, prospective payment rate is inadequate. To obtain add-on payment, a technology must be considered “new,” demonstrate substantial improvement in care and exceed certain payment thresholds. Add-on payments are made for no less than two years and no more than three years. We must demonstrate the safety and effectiveness of our technology to the FDA in addition to CMS requirements before add-on payments can be made. Further, Medicare coverage is based on our ability to demonstrate the treatment is “reasonable and necessary” for Medicare beneficiaries. In November 2006, CMS denied our request for an add-on payment with respect to our C-Port systems. According to CMS, we met the “new” criteria and exceeded the payment threshold but did not in their view demonstrate substantial improvement in care. Even if our products receive FDA and other regulatory clearance or approval, they may not be granted coverage and reimbursement in the foreseeable future, if at all. Moreover, many private payors look to CMS in setting their reimbursement policies and amounts. If CMS or other agencies limit coverage or decrease or limit reimbursement payments for doctors and hospitals, this may affect coverage and reimbursement determinations by many private payors.

We cannot assure you that CMS will provide coverage and reimbursement for our products. If a medical device does not receive incremental reimbursement from CMS, then a medical institution would have to absorb the cost of our products as part of the cost of the procedure in which the products are used. Acute care hospitals are now generally reimbursed by CMS for inpatient operating costs under a Medicare hospital inpatient prospective payment system. Under the Medicare hospital inpatient prospective payment system, acute care hospitals receive a fixed payment amount for each covered hospitalized patient based upon the DRG to which the inpatient stay is assigned, regardless of the actual cost of the services provided. At this time, we do not know the extent to which medical institutions would consider insurers’ payment levels adequate to cover the cost of our products. Failure by hospitals and physicians to receive an amount that they consider to be adequate reimbursement for procedures in which our products are used could deter them from purchasing our products and limit our revenue growth. In addition, pre-determined DRG payments may decline over time, which could deter medical institutions from purchasing our products. If medical institutions are unable to justify the costs of our products, they may refuse to purchase them, which would significantly harm our business.

We have limited data regarding the safety and efficacy of the PAS-Port and C-Port systems, and have only recently commenced U.S. commercialization of our C-Port and PAS-Port systems. Any data that is generated in the future may not be positive or consistent with our existing data, which would affect market acceptance and the rate at which our devices are adopted.

The C-Port and PAS-Port systems are innovative products, and our success depends upon their acceptance by the medical community as safe and effective. An important factor upon which the efficacy of the C-Port and PAS-Port systems will be measured is long-term data regarding the duration of patency, or openness, of the artery or the graft vessel. Equally important will be physicians’ perceptions of the safety of our products. Our technology is relatively new in cardiac bypass surgery, and the results of short-term clinical experience of the C-Port and PAS-Port systems do not necessarily predict long-term clinical benefit. We believe that physicians will compare long-term patency for the C-Port and PAS-Port devices against alternative procedures, such as hand-sewn anastomoses. If the long-term rates of patency do not meet physicians’ expectations, or if physicians find our devices unsafe, the C-Port and PAS-Port systems may not become widely adopted and physicians may recommend alternative treatments for their patients. In addition, we have recently commenced U.S. commercialization of our C-Port and PAS-Port systems. Any adverse experiences of physicians using the C-Port and PAS-Port systems, or adverse outcomes to patients, may deter physicians from using our products and negatively impact product adoption.

Our C-Port and PAS-Port systems were designed for use with venous grafts. Additionally, while our indications for use of the C-Port system cleared by the FDA refer broadly to grafts, we have studied the use of the C-Port systems only with venous grafts and not with arterial grafts. Using the C-Port systems with arterial grafts may not yield patency rates or material adverse cardiac event rates comparable to those found in our clinical trials using venous grafts, which could negatively affect market acceptance of our C-Port systems. In addition, the clips and staples deployed by our products are made of 316L medical-grade stainless steel, to which some patients are allergic. These allergies may result in adverse reactions that negatively affect the patency of the anastomoses or the healing of the implants and may therefore adversely affect outcomes, particularly when compared to anastomoses performed with other materials, such as sutures. Additionally, in the event a surgeon, during the course of surgery, determines that it is necessary to convert to a hand-sewn anastomosis and to remove an anastomosis created by one of our products, the removal of the implants may result in more damage to the target vessel (such as the aorta or coronary artery) than would typically be encountered during removal of a hand-sewn anastomosis. Moreover, the removal may damage the target vessel to an extent that could further complicate construction of a replacement hand- sewn or automated anastomosis, which could be detrimental to patient outcome. These or other issues, if experienced, could limit physician adoption of our products.

Even if the data collected from future clinical studies or clinical experience indicates positive results, each physician’s actual experience with our devices outside the clinical study setting may vary. Clinical studies conducted with the C-Port and PAS-Port systems have involved procedures performed by physicians who are technically proficient, high-volume users of the C-Port and PAS-Port systems. Consequently, both short- and long- term results reported in these studies may be significantly more favorable than typical results of practicing physicians, which could negatively impact rates of adoption of the C-Port and PAS-Port systems.

Our current and planned clinical trials may not begin on time, or at all, and may not be completed on schedule, or at all.

The commencement or completion of any of our clinical trials may be delayed or halted for numerous reasons, including, but not limited to, the following:

•	the FDA or other regulatory authorities suspend or place on hold a clinical trial, or do not approve a clinical trial protocol or a clinical trial;

•	the data and safety monitoring committee of a clinical trial recommends that a trial be placed on hold or suspended;

•	patients do not enroll in clinical trials at the rate we expect;

•	patients are not followed-up at the rate we expect;

•	clinical trial sites decide not to participate or cease participation in a clinical trial;

•	patients experience adverse side effects or events related to our products;

•	patients die or suffer adverse medical effects during a clinical trial for a variety of reasons, which may not be related to our product candidates, including the advanced stage of their disease and other medical problems;

•	third-party clinical investigators do not perform our clinical trials on our anticipated schedule or consistent with the clinical trial protocol and good clinical practices, or other third-party organizations do not perform data collection and analysis in a timely or accurate manner;

•	regulatory inspections of our clinical trials or manufacturing facilities may, among other things, require us to undertake corrective action or suspend or terminate our clinical trials if investigators find us not to be in compliance with regulatory requirements;

•	third-party suppliers fail to provide us with critical components that conform to design and performance specifications;

•	the failure of our manufacturing processes to produce finished products that conform to design and performance specifications;

•	changes in governmental regulations or administrative actions;

•	the interim results of the clinical trial are inconclusive or negative;

•	pre-clinical or clinical data is interpreted by third parties in different ways; or

•	our trial design, although approved, is inadequate to demonstrate safety and/or efficacy.

Clinical trials may require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. Patient enrollment in clinical trials and completion of patient follow-up in clinical trials depend on many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites and the eligibility criteria for the study and patient compliance. For example, patients may be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post-treatment procedures to assess the safety and effectiveness of our product candidates, or they may be persuaded to participate in contemporaneous trials of competitive products. Delays in patient enrollment or failure of patients to continue to participate in a study may cause an increase in costs and delays or result in the failure of the trial.

Our clinical trial costs will increase if we have material delays in our clinical trials or if we need to perform more or larger clinical trials than planned. Adverse events during a clinical trial could cause us to repeat a trial, terminate a trial or cancel an entire program.

If the third parties on whom we rely to conduct our clinical trials do not perform as contractually required or expected, we may not be able to obtain regulatory approval for or commercialize our product candidates.

We do not have the ability to independently conduct clinical trials for our product candidates, and we must rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories, to conduct our clinical trials. In addition, we rely on third parties to assist with our pre-clinical development of product candidates. Furthermore, our third-party clinical trial investigators may be delayed in conducting our clinical trials for reasons outside of their control, such as changes in regulations, delays in enrollment, and the like. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if these third parties need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates on a timely basis, if at all.

Because one customer accounts for a substantial portion of our product sales, the loss of this significant customer would cause a substantial decline in our revenue.

We derive a substantial portion of our revenue from sales to Century Medical, our distributor in Japan. The loss of Century Medical as a customer would cause a decrease in revenue and, consequently, an increase in net loss. For fiscal years 2009 and 2008, sales to Century Medical accounted for approximately 15% and 20%, respectively, of our total product sales. We expect that Century Medical will continue to account for a substantial portion of our sales in the near term. As a result, if we lose Century Medical as a customer, our revenue and net loss would be adversely affected. In addition, customers that have accounted for significant revenue in the past may not generate revenue in any future period. The failure to obtain new significant customers or additional orders from existing customers will materially affect our operating results.

If our competitors have products that are approved in advance of ours, marketed more effectively or demonstrated to be more effective than ours, our commercial opportunity will be reduced or eliminated and our business will be harmed.

The market for anastomotic solutions and cardiac bypass products is competitive. Competitors include a variety of public and private companies that currently offer or are developing cardiac surgery products generally and automated anastomotic systems specifically that would compete directly with ours.

We believe that the primary competitive factors in the market for medical devices used in the treatment of coronary artery disease include:

•	improved patient outcomes;

•	access to and acceptance by leading physicians;

•	product quality and reliability;

•	ease of use;

•	device cost-effectiveness;

•	training and support;

•	novelty;

•	physician relationships; and

•	sales and marketing capabilities.

We may be unable to compete successfully on the basis of any one or more of these factors, which could have a material adverse affect on our business, financial condition and results of operations.

A number of different technologies exist or are under development for performing anastomoses, including sutures, mechanical anastomotic devices, suture-based anastomotic devices and shunting devices. Currently, substantially all anastomoses are performed with sutures and, for the foreseeable future we believe that sutures will continue to be the principal alternative to our anastomotic products. Sutures are far less expensive than our automated anastomotic products, and other anastomotic devices may be less expensive than our own. Surgeons, who have been using sutures for their entire careers, may be reluctant to consider alternative technologies, despite potential advantages. Any resistance to change among practitioners could delay or hinder market acceptance of our products, which would have a material adverse effect on our business.

Cardiovascular diseases may also be treated by other methods that do not require anastomoses, including, interventional techniques such as balloon angioplasty with or without the use of stents, pharmaceuticals, atherectomy catheters and lasers. Several of these alternative treatments are widely accepted in the medical community and have a long history of use. In addition, technological advances with other therapies for cardiovascular disease, such as drugs, or future innovations in cardiac surgery techniques could make other methods of treating these diseases more effective or lower cost than bypass procedures. For example, the number of bypass procedures in the United States and other major markets has declined in recent years and is expected to decline in the years ahead because competing treatments are, in many cases, far less invasive and provide acceptable clinical outcomes. Many companies working on treatments that do not require anastomoses may have significantly greater financial, manufacturing, marketing, distribution and technical resources and experience than we have. Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, clinical trials, obtaining regulatory clearance or approval and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Our competitors may succeed in developing technologies and therapies that are more effective, better tolerated or less costly than any that we are developing or that would render our product candidates obsolete and noncompetitive. Our competitors may succeed in obtaining clearance or approval from the FDA and foreign regulatory authorities for their products sooner than we do for ours. We will also face competition from these third parties in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient enrollment for clinical trials and in acquiring and in-licensing technologies and products complementary to our programs or advantageous to our business.

The Cardica Microcutter, if it is successfully launched, would compete in the market for stapling and cutting devices within laparoscopic stapling and sealing devices currently marketed in the United States. We believe the principal competitive factors in the market for laparascopic staplers include:

•	reduced product size;

•	ease of use;

•	product quality and reliability;

•	multi-fire capability;

•	device cost-effectiveness;

•	degree of articulation;

•	physician relationships; and

•	sales and marketing capabilities.

Two large competitors, Ethicon Endo-Surgery, part of Johnson & Johnson and Covidien, currently control over 80% of this market. Other large competitors in the laparoscopic device market include Stryker Endoscopy and Olympus which recently acquired another competitor, Gyrus Medical. Ethicon Endo-Surgery and Covidien, which is in the process of acquiring a small competitor, Power Medical, each have large direct sales forces in the U.S. and have together dominated the market for single use disposable laparoscopic stapling devices for many years.

We are dependent upon a number of key suppliers, including single source suppliers, the loss of which would materially harm our business.

We use or rely upon sole source suppliers for certain components and services used in manufacturing our products, and we utilize materials and components supplied by third parties with which we do not have any long-term contracts. In recent years, many suppliers have ceased supplying materials for use in implantable medical devices. We cannot assure you that materials required by us will not be restricted or that we will be able to obtain sufficient quantities of such materials or services in the future. Moreover, the continued use by us of materials manufactured by third parties could subject us to liability exposure. Because we do not have long-term contracts, none of our suppliers is required to provide us with any guaranteed minimum production levels.

We cannot quickly replace suppliers or establish additional new suppliers for some of our components, particularly due to both the complex nature of the manufacturing process used by our suppliers and the time and effort that may be required to obtain FDA clearance or approval or other regulatory approval to use materials from alternative suppliers. Any significant supply interruption or capacity constraints affecting our facilities or those of our suppliers would have a material adverse effect on our ability to manufacture our products and, therefore, a material adverse effect on our business, financial condition and results of operations.

We have limited manufacturing experience and may encounter difficulties in increasing production to provide an adequate supply to customers.

To date, our manufacturing activities have consisted primarily of producing moderate quantities of our products for use in clinical studies and for commercial sales in Japan, Europe and the United States. Production in increased commercial quantities will require us to expand our manufacturing capabilities and to hire and train additional personnel. We may encounter difficulties in increasing our manufacturing capacity and in manufacturing larger commercial quantities, including:

•	maintaining product yields;

•	maintaining quality control and assurance;

•	providing component and service availability;

•	maintaining adequate control policies and procedures; and

•	hiring and retaining qualified personnel.

Difficulties encountered in increasing our manufacturing could have a material adverse effect on our business, financial condition and results of operations.

The manufacture of our products is a complex and costly operation involving a number of separate processes and components. Shipment delays may impact physicians’ and hospitals’ perception of our products and have a material adverse impact on our results of operations.

In addition, the current unit costs for our products, based on limited manufacturing volumes, are very high, and it will be necessary to achieve economies of scale to become profitable. Certain of our manufacturing processes are labor intensive, and achieving significant cost reductions will depend in part upon reducing the time required to complete these processes. We cannot assure you that we will be able to achieve cost reductions in the manufacture of our products and, without these cost reductions, our business may never achieve profitability.

We have considered, and will continue to consider as appropriate, manufacturing in-house certain components currently provided by third parties, as well as implementing new production processes. Manufacturing yields or costs may be adversely affected by the transition to in-house production or to new production processes, when and if these efforts are undertaken, which would materially and adversely affect our business, financial condition and results of operations.

If we fail to retain key personnel, or to retain our executive management team, we may be unable to successfully develop or commercialize our products.

As of September 30, 2009, we had 36 employees. We will need to maintain an appropriate level of managerial, operational, financial and other resources to manage and fund our operations and clinical trials, continue our research and development activities and commercialize our products, and we expect our recent reductions in force will impair our ability to maintain or increase our product sales. It is possible that our management and scientific personnel, systems and facilities currently in place may not be adequate to maintain future operating activities, and we may be required to effect additional reductions in force. Our need to effectively manage our operations and programs requires that we continue to maintain our operational, financial and management controls, reporting systems and procedures and to attract and retain sufficient numbers of talented employees. We may be unable to successfully implement these tasks on a larger scale as and when needed and, accordingly, may not achieve our research, development and commercialization goals.

We may in the future be a party to patent litigation and administrative proceedings that could be costly and could interfere with our ability to sell our products.

The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights, and companies in the industry have used intellectual property litigation to gain a competitive advantage. We may become a party to patent infringement claims and litigation or interference proceedings declared by the U.S. Patent and Trademark Office to determine the priority of inventions. The defense and prosecution of these matters are both costly and time consuming. Additionally, we may need to commence proceedings against others to enforce our patents, to protect our trade secrets or know-how or to determine the enforceability, scope and validity of the proprietary rights of others. These proceedings would result in substantial expense to us and significant diversion of effort by our technical and management personnel.

We are aware of patents issued to third parties that contain subject matter related to our technology. We cannot assure you that these or other third parties will not assert that our products and systems infringe the claims in their patents or seek to expand their patent claims to cover aspects of our products and systems. An adverse determination in litigation or interference proceedings to which we may become a party could subject us to significant liabilities or require us to seek licenses. In addition, if we are found to willfully infringe third-party patents, we could be required to pay treble damages in addition to other penalties. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with these arrangements may be substantial and could include ongoing royalties. We may be unable to obtain necessary licenses on satisfactory terms, if at all. If we do not obtain necessary licenses, we may be required to redesign our products to avoid infringement, and it may not be possible to do so effectively. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling the C-Port or PAS-Port systems or any other product we may develop, which would have a significant adverse impact on our business.

Intellectual property rights may not provide adequate protection, which may permit third parties to compete against us more effectively.

We rely upon patents, trade secret laws and confidentiality agreements to protect our technology and products. Our pending patent applications may not issue as patents or, if issued, may not issue in a form that will be advantageous to us. Any patents we have obtained or will obtain in the future might be invalidated or circumvented by third parties. If any challenges are successful, competitors might be able to market products and use manufacturing processes that are substantially similar to ours. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors or former or current employees, despite the existence generally of confidentiality agreements and other contractual restrictions. Monitoring unauthorized use and disclosure of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be adequate. In addition, the laws of many foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. To the extent that our intellectual property protection is inadequate, we are exposed to a greater risk of direct competition. In addition, competitors could purchase any of our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts or design around our protected technology. If our intellectual property is not adequately protected against competitors’ products and methods, our competitive position could be adversely affected, as could our business.

We also rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position. We require our employees, consultants and advisors to execute appropriate confidentiality and assignment-of-inventions agreements with us. These agreements typically provide that all materials and confidential information developed or made known to the individual during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties except in specific circumstances and that all inventions arising out of the individual’s relationship with us shall be our exclusive property. These agreements may be breached, and in some instances, we may not have an appropriate remedy available for breach of the agreements. Furthermore, our competitors may independently develop substantially equivalent proprietary information and techniques, reverse engineer our information and techniques, or otherwise gain access to our proprietary technology.

Our products face the risk of technological obsolescence, which, if realized, could have a material adverse effect on our business.

The medical device industry is characterized by rapid and significant technological change. There can be no assurance that third parties will not succeed in developing or marketing technologies and products that are more effective than ours or that would render our technology and products obsolete or noncompetitive. Additionally, new, less invasive surgical procedures and medications could be developed that replace or reduce the importance of current procedures that use our products. Accordingly, our success will depend in part upon our ability to respond quickly to medical and technological changes through the development and introduction of new products. The relative speed with which we can develop products, complete clinical testing and regulatory clearance or approval processes, train physicians in the use of our products, gain reimbursement acceptance, and supply commercial quantities of products to the market are expected to be important competitive factors. Product development involves a high degree of risk, and we cannot assure you that our new product development efforts will result in any commercially successful products. We have experienced delays in completing the development and commercialization of our planned products, and there can be no assurance that these delays will not continue or recur in the future. Any delays could result in a loss of market acceptance and market share.

We may not be successful in our efforts to expand our product portfolio, and our failure to do so could cause our business and prospects to suffer.

We intend to use our knowledge and expertise in anastomotic technologies to discover, develop and commercialize new applications in endoscopic surgery, general vascular surgery or other markets. We are at an early stage of development of the Cardica Microcutter, and we cannot assure you that these development efforts will be successful. Our efforts to create products, such as the microcutter, for new markets are at a very early stage, and we may never be successful in developing viable products for these markets. Even if our development efforts are successful and we obtain the necessary regulatory and reimbursement approvals, we cannot assure you that these or our other products will gain any significant degree of market acceptance among physicians, patients or health care payors. Accordingly, we anticipate that, for the foreseeable future, we will be substantially dependent upon the successful development and commercialization of anastomotic systems and instruments for cardiac surgery, mainly the PAS-Port and C-Port systems. Failure by us to successfully develop and commercialize these systems for any reason, including failure to overcome regulatory hurdles or inability to gain any significant degree of market acceptance, would have a material adverse effect on our business, financial condition and results of operations.

We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws and regulations and, if we are unable to fully comply with such laws, could face substantial penalties.

Our operations may be directly or indirectly affected by various broad state and federal healthcare fraud and abuse laws, including the federal healthcare program Anti-Kickback Statute, which prohibits any person from knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, to induce or reward either the referral of an individual, or the furnishing or arranging for an item or service, for which payment may be made under federal healthcare programs, such as the Medicare and Medicaid programs. Foreign sales of our products are also subject to similar fraud and abuse laws, including application of the U.S. Foreign Corrupt Practices Act. If our operations, including any consulting arrangements we may enter into with physicians who use our products, are found to be in violation of these laws, we or our officers may be subject to civil or criminal penalties, including large monetary penalties, damages, fines, imprisonment and exclusion from Medicare and Medicaid program participation. If enforcement action were to occur, our business and financial condition would be harmed.

We could be exposed to significant product liability claims, which could be time consuming and costly to defend, divert management attention, and adversely impact our ability to obtain and maintain insurance coverage. The expense and potential unavailability of insurance coverage for our company or our customers could adversely affect our ability to sell our products, which would adversely affect our business.

The testing, manufacture, marketing, and sale of our products involve an inherent risk that product liability claims will be asserted against us. Additionally, we are currently training physicians in the United States on the use of our C-Port and PAS-Port systems. During training, patients may be harmed, which could also lead to product liability claims. Product liability claims or other claims related to our products, or their off-label use, regardless of their merits or outcomes, could harm our reputation in the industry, reduce our product sales, lead to significant legal fees, and result in the diversion of management’s attention from managing our business. As of October 29, 2009, we were not aware of any existing product liability claims.

Although we maintain product liability insurance in the amount of $5,000,000, we may not have sufficient insurance coverage to fully cover the costs of any claim or any ultimate damages we might be required to pay. We may not be able to obtain insurance in amounts or scope sufficient to provide us with adequate coverage against all potential liabilities. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage. Product liability claims in excess of our insurance coverage would be paid out of cash reserves, harming our financial condition and adversely affecting our operating results.

Some of our customers and prospective customers may have difficulty in procuring or maintaining liability insurance to cover their operations and use of the C-Port or PAS-Port systems. Medical malpractice carriers are withdrawing coverage in certain states or substantially increasing premiums. If this trend continues or worsens, our customers may discontinue using the C-Port or PAS-Port systems and potential customers may opt against purchasing the C-Port or PAS-Port systems due to the cost or inability to procure insurance coverage.

We sell our systems internationally and are subject to various risks relating to these international activities, which could adversely affect our revenue.

To date, a substantial portion of our product sales has been attributable to sales in international markets. By doing business in international markets, we are exposed to risks separate and distinct from those we face in our domestic operations. Our international business may be adversely affected by changing economic conditions in foreign countries. Because most of our sales are currently denominated in U.S. dollars, if the value of the U.S. dollar increases relative to foreign currencies, our products could become more costly to the international customer and, therefore, less competitive in international markets, which could affect our results of operations. Engaging in international business inherently involves a number of other difficulties and risks, including:

•	export restrictions and controls relating to technology;

•	the availability and level of reimbursement within prevailing foreign healthcare payment systems;

•	pricing pressure that we may experience internationally;

•	required compliance with existing and changing foreign regulatory requirements and laws;

•	laws and business practices favoring local companies;

•	longer payment cycles;

•	difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

•	political and economic instability;

•	potentially adverse tax consequences, tariffs and other trade barriers;

•	international terrorism and anti-American sentiment;

•	difficulties and costs of staffing and managing foreign operations; and

•	difficulties in enforcing intellectual property rights.

Our exposure to each of these risks may increase our costs, impair our ability to market and sell our products and require significant management attention. We cannot assure you that one or more of these factors will not harm our business.

We are dependent upon key personnel, the loss of any of which could have a material adverse affect on our business.

Our business and future operating results depend significantly on the continued contributions of our key technical personnel and senior management, including those of our co-founder, CEO and President, Bernard Hausen, M.D., Ph.D. These services and individuals would be difficult or impossible to replace and none of these individuals is subject to a post-employment non-competition agreement. While we are subject to certain severance obligations to Dr. Hausen, either he or we may terminate his employment at any time and for any lawful reason or for no reason. Our business and future operating results also depend significantly on our ability to attract and retain qualified management, manufacturing, technical, marketing, sales and support personnel for our operations. Competition for such personnel is intense, and there can be no assurance that we will be successful in attracting or retaining such personnel. Additionally, although we have key-person life insurance in the amount of $3.0 million on the life of Dr. Hausen, we cannot assure you that this amount would fully compensate us for the loss of Dr. Hausen’s services. The loss of key employees, the failure of any key employee to perform or our inability to attract and retain skilled employees, as needed, could materially adversely affect our business, financial condition and results of operations.

Our operations are currently conducted at a single location that may be at risk from earthquakes, terror attacks or other disasters.

We currently conduct all of our manufacturing, development and management activities at a single location in Redwood City, California, near known earthquake fault zones. We have taken precautions to safeguard our facilities, including insurance, health and safety protocols, and off-site storage of computer data. However, any future natural disaster, such as an earthquake, or a terrorist attack, could cause substantial delays in our operations, damage or destroy our equipment or inventory and cause us to incur additional expenses. A disaster could seriously harm our business and results of operations. Our insurance does not cover earthquakes and floods and may not be adequate to cover our losses in any particular case.

If we use hazardous materials in a manner that causes injury, we may be liable for damages.

Our research and development and manufacturing activities involve the use of hazardous materials. Although we believe that our safety procedures for handling and disposing of these materials comply with federal, state and local laws and regulations, we cannot entirely eliminate the risk of accidental injury or contamination from the use, storage, handling or disposal of these materials. We do not carry specific hazardous waste insurance coverage, and our property and casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory clearances or approvals could be suspended or terminated.

We may be subject to fines, penalties or injunctions if we are determined to be promoting the use of our products for unapproved or “off-label” uses.

In relation to our products that have received FDA clearance or approval, our promotional materials and training methods regarding physicians will need to comply with FDA and other applicable laws and regulations. If the FDA determines that our promotional materials or training constitutes promotion of an unapproved use, it could request that we modify our training or promotional materials or subject us to regulatory enforcement actions, including the issuance of a warning letter, injunction, seizure, civil fine and/or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. In that event, our reputation could be damaged and adoption of our products would be impaired.

Risks Related to Our Common Stock

We may not be able to maintain our listing on The NASDAQ Global Market, which would adversely affect the price and liquidity of our common stock.

On May 22, 2009, we announced that we received a letter, dated May 19, 2009, from the Listing Qualifications Department of The NASDAQ Stock Market notifying us that we did not comply with the $10.0 million minimum stockholders’ equity requirement for continued listing on The NASDAQ Global Market set forth in NASDAQ Marketplace Rule 5450(b)(1)(A). NASDAQ’s determination was based on a review of our Quarterly Report on Form 10-Q for the period ended March 31, 2009. As provided in the NASDAQ rules, we timely submitted to the NASDAQ Staff a plan to continue listing on The NASDAQ Global Market. NASDAQ granted us an extension until September 1, 2009 to regain compliance with the listing standards.

On September 2, 2009, we received a second letter from the Listing Qualifications Department of The NASDAQ Stock Market notifying us of its determination that we had failed to meet the terms of the extension because we failed to publicly disclose a compliant stockholders’ equity balance by September 1, 2009. Pursuant to the NASDAQ rules we appealed the decision to a NASDAQ Listing Qualifications Panel and requested a hearing. The hearing was scheduled for October 15, 2009.

Based on the completion on September 30, 2009 of the securities registered for resale hereby, the hearing originally scheduled for October 15, 2009 was not necessary, and we now satisfy the continued listing criteria of The NASDAQ Global Market. Even though we were able to regain compliance with the listing requirements of The NASDAQ Global Market, there is no assurance that in the future we will continue to satisfy such listing requirements, with the result that our common stock may be delisted from that market.

If our stock is delisted from The NASDAQ Global Market, we may still meet the listing requirements for the NASDAQ Capital Market, including the requirement to have a minimum equity of $1.0 million in stockholders’ equity. If we are unable to list on The NASDAQ Capital Market, it would likely be more difficult to trade in or obtain accurate quotations as to the market price of our common stock. Delisting of our common stock would materially and adversely affect the market price and market liquidity of our common stock and our ability to raise necessary capital.

The price of our common stock may continue to be volatile, and the value of an investment in our common stock may decline.

An active and liquid trading market for our common stock may not develop or be sustained. Factors that could cause volatility in the market price of our common stock include, but are not limited to:

•	market acceptance and adoption of our products;

•	regulatory clearance or approvals of our products;

•	volume and timing of orders for our products;

•	changes in earnings estimates, investors’ perceptions, recommendations by securities analysts or our failure to achieve analysts’ earning estimates;

•	quarterly variations in our or our competitors’ results of operations;

•	general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors;

•	the announcement of new products or product enhancements by us or our competitors;

•	announcements related to patents issued to us or our competitors and to litigation; and

•	developments in our industry.

In addition, the stock prices of many companies in the medical device industry have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. These factors may materially and adversely affect the market price of our common stock.

The ownership of our common stock is highly concentrated, and your interests may conflict with the interests of our existing stockholders.

Following the offering, our executive officers and directors and their affiliates, together with our current significant stockholders, beneficially owned 11,918,674 shares of our common stock, representing approximately 47.22% of our outstanding common stock as of September 30, 2009. Our executive officers and directors and their affiliates, together with our current significant stockholders, also held warrants to purchase 3,324,538 shares of our common stock, which will not be exercisable until April 1, 2010. Accordingly, these stockholders have significant influence over the outcome of corporate actions requiring stockholder approval and continue to have significant influence over our operations. The interests of these stockholders may be different than the interests of other stockholders on these matters. This concentration of ownership could also have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could reduce the price of our common stock.

Evolving regulation of corporate governance and public disclosure will result in additional expenses and continuing uncertainty.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and The NASDAQ Stock Market rules are creating uncertainty for public companies. We are presently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional compliance costs we may incur or the timing of such costs. These new or changed laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by courts and regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Maintaining appropriate standards of corporate governance and public disclosure will result in increased general and administrative expenses and a diversion of management time and attention from product-generating and revenue-generating activities to compliance activities. For example, in fiscal year 2008, we incurred increased accounting and consultant expenses to comply with the internal control requirements of Section 404 of the Sarbanes-Oxley Act. In addition, if we fail to comply with new or changed laws, regulations and standards, regulatory authorities may initiate legal proceedings against us and our business and reputation may be harmed.

Our future operating results may be below securities analysts’ or investors’ expectations, which could cause our stock price to decline.

The revenue and income potential of our products and our business model are unproven, and we may be unable to generate significant revenue or grow at the rate expected by securities analysts or investors. In addition, our costs may be higher than we, securities analysts or investors expect. If we fail to generate sufficient revenue or our costs are higher than we expect, our results of operations will suffer, which in turn could cause our stock price to decline. Our results of operations will depend upon numerous factors, including:

•	FDA or other regulatory clearance or approval of future generations of our C-Port system or other products;

•	demand for our products;

•	the performance of third-party contract manufacturers and component suppliers;

•	our ability to develop sales and marketing capabilities;

•	our ability to develop, introduce and market new or enhanced versions of our products on a timely basis; and

•	our ability to obtain and protect proprietary rights.

Our operating results in any particular period may not be a reliable indication of our future performance. In some future quarters, our operating results may be below the expectations of securities analysts or investors. If this occurs, the price of our common stock will likely decline.

Anti-takeover defenses that we have in place could prevent or frustrate attempts to change our direction or management.

Provisions of our certificate of incorporation and bylaws and applicable provisions of Delaware law may make it more difficult for or prevent a third party from acquiring control of us without the approval of our board of directors. These provisions:

•	limit who may call a special meeting of stockholders;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings;

•	prohibit cumulative voting in the election of our directors, which would otherwise permit less than a majority of stockholders to elect directors;

•	prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

•	provide our board of directors with the ability to designate the terms of and issue a new series of preferred stock without stockholder approval.

In addition, Section 203 of the Delaware General Corporation Law generally prohibits us from engaging in any business combination with certain persons who own 15% or more of our outstanding voting stock or any of our associates or affiliates who at any time in the past three years have owned 15% or more of our outstanding voting stock. These provisions may have the effect of entrenching our management team and may deprive you of the opportunity to sell your shares to potential acquirors at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our common stock.

We may become involved in securities class action litigation that could divert management’s attention and harm our business.

The stock market in general, the NASDAQ Global Market and the market for medical device companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, the market prices of securities of medical device companies have been particularly volatile. These broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation often is expensive and diverts management’s attention and resources, which could materially harm our financial condition and results of operations.

We have never paid dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future.

We have paid no cash dividends on any of our classes of capital stock to date, and we currently intend to retain our future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our common stock will be the sole source of gain to our stockholders for the foreseeable future

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the information that we incorporate by reference, contains various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipates,” “believes,” “continue” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” “will,” or the negative of these terms or other comparable terminology. These forward-looking statements may also use different phrases. Discussions containing these forward-looking statements may be found, among other places, in “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference from our most recent annual report on Form 10-K and in our most recent quarterly report on Form 10-Q subsequent to the filing of our most recent annual report on Form 10-K with the SEC, as well as any amendments thereto reflected in subsequent filings with the SEC. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Forward-looking statements include, but are not limited to, statements about:

•	our expectations with respect to the clinical development of our product candidates, our clinical trials and the regulatory approval process;

•	the commercialization of our products;

•	our expectations with regard to our ability to encourage surgeons to adopt our products in their surgical procedures; and

•	our expectations regarding our capital requirements, how long our current financial resources will last, and our needs for additional financing.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks include those risks discussed under the heading “Risk Factors” and elsewhere in this prospectus. Because the factors referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, we undertake no obligation to publicly revise our forward-looking statements to reflect events or circumstances that arise after the date of this prospectus or the date of documents incorporated by reference in this prospectus that include forward-looking statements. You should read this prospectus and the documents that we reference and have filed as exhibits to the registration statement of which this prospectus is a part with the understanding that we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders pursuant to this prospectus. A portion of the shares covered by this prospectus are issuable upon exercise of warrants to purchase our common stock. Upon any exercise of the warrants for cash, the selling stockholders would pay us the exercise price of the warrants. The cash exercise price of the warrants is $1.45 per share of our common stock. Under certain conditions set forth in the warrants, the warrants are exercisable on a cashless basis. If the warrants are exercised on a cashless basis, we would not receive any cash payment from the selling stockholders upon any exercise of the warrants.

SELLING STOCKHOLDERS

On September 30, 2009, we issued an aggregate of 8,142,082 shares of common stock and warrants to purchase an additional 4,071,046 shares of common stock in a private placement to the selling stockholders. Pursuant to the Registration Rights Agreement related to this private placement, we agreed to file a registration statement of which this prospectus is a part with the Securities and Exchange Commission to register the disposition of the shares of our common stock we issued and any common stock issued as a result of the exercise of the warrants, and to use our commercially reasonable efforts to keep the registrations statement continuously effective until the earlier of (i) such time as all of the such shares registered hereunder have been publicly sold by the selling stockholders or (ii) such time as all of the shares may be sold pursuant to Rule 144 under the Securities Act. Certain of the selling stockholders have a position, office or material relationship with us. Each such material relationship is described in the table and footnotes below.

The following table sets forth:

•	the name of each of the selling stockholders;

•	the number of shares of our common stock owned by each such selling stockholder prior to this offering;

•	the percentage (if one percent or more) of common stock owned by each such selling stockholder prior to this offering;

•	the number of shares of our common stock being offered pursuant to this prospectus;

•	the number of shares of our common stock to be owned upon completion of this offering, assuming all such shares are sold;

•	the percentage (if one percent or more) of common stock owned by each such selling stockholder after this offering, assuming all such shares are sold; and

•	if applicable, a description of the material relationship such selling stockholder has with us.

This table is prepared based on information supplied to us by the selling stockholders and reflects holdings as of September 30, 2009. As used in this prospectus, the term “selling stockholder” includes each of the selling stockholders listed below, and any donees, pledges, transferees or other successors in interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, or other non-sale related transfer. The number of shares in the column “Number of Shares Being Offered” represents all of the shares that a selling stockholder may offer under this prospectus. The selling stockholder may sell some, all or none of its shares. We do not know how long the selling stockholders will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the shares.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, as amended. The percentage of shares beneficially owned prior to the offering is based on 23,976,631 shares of our common stock actually outstanding as of September 30, 2009, and an additional 4,071,046 shares of our common stock issuable upon the exercise of warrants outstanding.

	Shares of
	Common Stock			Shares of Common
	Beneficially Owned			Stock Beneficially
	Prior to Offering			Owned After
	(1)		Number of Shares	Offering(1)
Security Holder	Number	Percent	Being Offered	Number	Percent

Sutter Hill Ventures, a California Limited Partnership(3)(4)	5,399,962	19.19%	3,803,191	1,596,771	5.68%
G. Leonard Baker, JR. and Mary Anne Baker, Co-Trustees of the Baker Revocable Trust U/A/D 2/3/03	113,365	*	77,925	35,440	*
Saunders Holdings, L.P.	158,541	*	109,103	49,438	*
William H. Younger, Jr., Trustee of the William H. Younger, Jr. Revocable Trust U/A/D 8/5/09(3)(5)	3,931,460	13.97%	2,779,616	1,152,158	4.10%
Yovest, L.P.(3)	119,760	*	119,760	—	*
Gregory P. Sands and Sarah J.D. Sands as Trustees if Gregory P. and Sarah J.D. Sands Trust Agreement Dated 2/24/99(11)	377,747	1.35%	345,258	32,489	*
James C. Gaither, Trustee of the Gaither Revocable Trust U/A/D 9/28/2000(11)	80,052	*	57,141	22,911	*
James N. White and Patricia A. O’Brien as Trustees of the White Family Trust U/A/D 4/3/97(11)	118,099	*	88,359	29,740	*

	Shares of
	Common Stock			Shares of Common
	Beneficially Owned			Stock Beneficially
	Prior to Offering			Owned After
	(1)		Number of Shares	Offering(1)
Security Holder	Number	Percent	Being Offered	Number	Percent

Jeffrey W. Bird and Christina R. Bird as Trustees of Jeffrey W. Bird and Christina R. Bird Trust Agreement Dated 10/31/00(11)	75,911	*	54,294	21,617	*
Andrew T. Sheehan and Nicole J. Sheehan as Trustees of Sheehan 2003 Trust(11)	60,995	*	41,742	19,253	*
Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO David L. Anderson(11)	35,967	*	35,967	—	*
Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO William H. Younger, Jr.(3)(11)	185,954	*	185,954	—	*
Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO Tench Coxe(11)	379,064	1.35%	359,282	19,782	*
Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO David E. Sweet (Rollover)(11)	18,782	*	16,584	2,198	*
Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO Diane J. Naar(11)	1,797	*	1,797	—	*
Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO Yu-Ying Chen(11)	1,797	*	1,797	—	*
Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO Patricia Tom (Rollover)(11)	7,177	*	6,755	422	*
Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO Robert Yin(11)	899	*	899	—	*
Keough Partners, L.P. (2)(18)	248,000	*	119,760	128,240	*
Bruce & Nancy Deifik	359,282	1.28%	359,282	—	*
John Simon(2)(6)	884,868	3.15%	598,803	286,065	1.02%
Bruce Allen(2)	862,500	3.07%	538,922	323,578	1.15%
Mary Cullen(2)	165,000	*	59,880	—	*
Roy Stuart Steeley Trust	239,522	*	239,522	—	*
Prescott Group Aggressive Small Cap Master Fund	2,395,209	8.54%	2,395,209	—	*
Wasatch Funds, Inc. on behalf of Wasatch Ultra Growth Fund(12)	698,225	2.49%	495,000	203,225	*
Wasatch Funds, Inc. on behalf of Wasatch Micro Cap Fund(13)	1,564,625	5.56%	967,500	597,125	2.12%
Wasatch Funds, Inc. on behalf of Wasatch Global Science & Technology Fund(14)	344,914	1.23%	214,500	130,414	*
Wasatch Funds, Inc. on behalf of Wasatch Micro Cap Value Fund(15)	493,505	1.76%	331,500	162,005	*
Wasatch Funds, Inc. on behalf of Wasatch Global Opportunities Fund(16)	161,800	*	120,000	41,800	*
DAFNA Life Science Ltd.(17)	112,500	*	112,500	—	*

	Shares of
	Common Stock			Shares of Common
	Beneficially Owned			Stock Beneficially
	Prior to Offering			Owned After
	(1)		Number of Shares	Offering(1)
Security Holder	Number	Percent	Being Offered	Number	Percent

DAFNA Life Science Market Neutral Ltd.(17)	76,800	*	76,800	—	*
DAFNA Life Science Select Ltd.(17)	409,503	1.46%	409,503	—	*
Alice Ann Corporation	59,892	*	53,892	6,000	*
Robert G. Allison	127,460	*	119,760	7,700	*
William H. Baxter Trustee FBO William H. Baxter Revocable Trust u/a dtd 7/3/96	41,928	*	35,928	6,000	*
Gary A. Bergen	45,916	*	41,916	4,000	*
Piper Jaffray as Custodian FBO Robert H. Clayburgh IRA	53,904	*	47,904	6,000	*
Dennis D. Gonyea	47,904	*	47,904	—	*
Preventive Cardiovascular Nurses Association	86,844	*	77,844	9,000	*
Donald O. & Janet M. Voight TTEE’s FBO Janet M. Voight Trust U/A dtd 8/29/96	45,916	*	41,916	4,000	*
David & Carole Brown Trustees FBO David & Carole Brown Revocable Trust u/a dtd 10/23/97	40,928	*	35,928	5,000	*
Richard P. Kiphart	359,282	1.28%	359,282	—	*
Irwin Lieber	119,760	*	119,760	—	*
Bernard A. Hausen(7)	843,950	2.97%	29,940	814,010	2.87%
Robert Y. Newell and Ethel N. Newell, Trustees Newell Family 1999 Trust UA Dated 10/12/99(8)	198,673	*	17,964	180,709	*
Bryan D. Knodel(9)	472,898	1.68%	269,462	203,436	*
Frederick M. Bauer(10)	11,976	*	11,976	—	*
J. Michael Egan	59,880	*	59,880	—	*

*	Represents less than 1%.

(1)	Includes shares of common stock issuable upon exercise of a warrant. For the purposes hereof, we assume the issuance of all warrant shares.

(2)	The selling stockholder has identified itself as an affiliate of a registered broker-dealer. The selling stockholder has represented to us that it purchased the shares in the ordinary course of its business and, at the time of purchase, with no arrangement or understanding, directly or indirectly, with any persons to distribute such shares.

(3)	William H. Younger, Jr., trustee of the Younger Living Trust, is a director of Cardica. Mr. Younger is also the Managing Director of the General Partner of Sutter Hill Ventures, the sole trustee of the general partner of Yovest, L.P. and the beneficiary of SHV Profit Sharing Plan FBO William H. Younger, Jr.

(4)	Of the shares being offered hereby as set forth above, 2,180,814 are being offered by Sutter Hill Ventures, a California limited partnership, of which 726,938 are issuable upon exercise of warrants exercisable commencing April 1, 2010, and the balance are being offered by individuals and entities associated therewith. Beneficial ownership of Sutter Hill Ventures consists of (a) 2,312,639 shares held by Sutter Hill Ventures, warrants to purchase 70,496 shares of common stock held by Sutter Hill Ventures that are exercisable within 60 days after September 30, 2009 and a warrant to purchase 726,938 shares of common stock that is exercisable beginning April 1, 2010, (b) 9,726 shares held by Sutter Hill Entrepreneurs Fund (AI), L.P.

(“SHAI”) and warrants to purchase 797 shares of common stock held by SHAI that are exercisable within 60 days after September 30, 2009, (c) 24,628 shares held by Sutter Hill Entrepreneurs Fund (QP), L.P. (“SHQP”) and warrants to purchase 2,019 shares of common stock held by SHQP that are exercisable within 60 days after September 30, 2009, (d) 2,333 shares held by William H. Younger, Jr., a member of our board of directors, (e) 217,375 shares held by William H. Younger, Jr., Trustee, The Younger Living Trust U/A/D 1/20/95, (f) 259,303 shares held by SHV Profit Sharing Plan, a retirement trust, for the benefit of Mr. Younger and a warrant to purchase 119,761 shares of common stock that is exercisable beginning April 1, 2010, (g) 10,000 shares subject to stock options that are exercisable within 60 days after September 30, 2009, (h) 13,385 shares subject to warrants held by William H. Younger, Jr., Trustee, The Younger Living Trust U/A/D 1/20/95 that are exercisable within 60 days and a warrant to purchase 39,920 shares of common stock that is exercisable beginning April 1, 2010, (i) 79,840 shares and a warrant to purchase 39,920 shares of common stock that is exercisable beginning April 1, 2010 held by Yovest, L.P. and (j) an aggregate of 1,129,689 shares of common stock, warrants to purchase shares of common stock exercisable within 60 days after September 30, 2009 and warrants to purchase 341,193 shares of common stock that are exercisable beginning April 1, 2010 that are held by individuals and entities associated with Sutter Hill other than by William H. Younger, Jr. and affiliates of William H. Younger Jr.

(5)	Of the shares being offered hereby as set forth above, 2,180,814 are being offered by Sutter Hill Ventures, a California limited partnership, of which 726,938 are issuable upon exercise of warrants exercisable commencing April 1, 2010, and the balance are being offered by Mr. Younger or his affiliated entities set forth below. Consists of (a) 2,333 shares held by William H. Younger, Jr., (b) 217,375 shares held by William H. Younger, Jr., Trustee, The Younger Living Trust U/A/D 1/20/95, (c) shared voting power with respect to 2,312,639 shares and warrants to purchase 70,496 shares that are exercisable within 60 days after September 30, 2009 and a warrant to purchase 726,938 shares of common stock that is exercisable beginning April 1, 2010 that are held by Sutter Hill Ventures, (d) shared voting power with respect to 9,726 shares and warrants to purchase 797 shares that are exercisable within 60 days after September 30, 2009 that are held by SHAI, (e) shared voting power with respect to 24,628 shares and warrants to purchase 2,019 shares that are exercisable within 60 days after September 30, 2009 that are held by SHQP, (f) 259,303 shares and a warrant to purchase 119,761 shares of common stock that is exercisable beginning April 1, 2010 held by SHV Profit Sharing Plan, a retirement trust, for the benefit of Mr. Younger, (g) 10,000 shares subject to stock options held by Mr. Younger that are exercisable within 60 days after September 30, 2009 and (h) 13,385 shares subject to outstanding warrants that are exercisable within 60 days after September 30, 2009 and a warrant to purchase 39,920 shares of common stock that is exercisable beginning April 1, 2010 held by William H. Younger, Jr., Trustee, The Younger Living Trust U/A/D 1/20/95 (i) 79,840 shares and a warrant to purchase 39,920 shares of common stock that is exercisable beginning April 1, 2010 held by Yovest, L.P. and (j) 2,380 shares of common stock held in trust for the benefit of Mr. Younger’s children. Mr. Younger disclaims beneficial ownership of the shares held by Sutter Hill Ventures, SHAI, SHQP, Yovest, L.P., the trust for the benefit of Mr. Younger’s children and William H. Younger, Jr., Trustee, The Younger Living Trust U/A/D 1/20/95 except to the extent of his pecuniary interest in such shares.

(6)	John Simon is a director of Cardica. Includes 10,000 shares subject to stock options that are exercisable within 60 days after September 30, 2009, 24,225 shares subject to warrants that are exercisable within 60 days after September 30, 2009 and 199,601 shares subject to warrants that are exercisable starting April 1, 2010.

(7)	Bernard Hausen is the Chief Executive Officer and a director of Cardica.

(8)	Robert Y. Newell, trustee of the Newell Family 1999 Trust, is an executive officer of Cardica.

(9)	Bryan Knodel is an executive officer of Cardica.

(10)	Frederick Bauer is an executive officer of Cardica.

(11)	Associated with Sutter Hill Ventures.

(12)	Wasatch Advisors, Inc. is the investment advisor for Wasatch Ultra Growth Fund. Wasatch Advisors, Inc., through one of its portfolio managers, has voting and dispositive authority over the shares. Ajay Krishnan has voting and dispositive authority over these shares and disclaims beneficial ownership of these shares.

(13)	Wasatch Advisors, Inc. is the investment advisor for Wasatch Micro Cap Fund. Wasatch Advisors, Inc., through one of its portfolio managers, has voting and dispositive authority over the shares. Dan Chace has voting and dispositive authority over these shares and disclaims beneficial ownership of these shares.

(14)	Wasatch Advisors, Inc. is the investment advisor for Wasatch Global Science & Technology Fund. Wasatch Advisors, Inc., through one of its portfolio managers, has voting and dispositive authority over the shares. Sam Stewart has voting and dispositive authority over these shares and disclaims beneficial ownership of these shares.

(15)	Wasatch Advisors, Inc. is the investment advisor for Wasatch Micro Cap Value Fund. Wasatch Advisors, Inc., through one of its portfolio managers, has voting and dispositive authority over the shares. Brian Bythrow and John Malooly have voting and dispositive authority over these shares and each disclaims beneficial ownership of these shares.

(16)	Wasatch Advisors, Inc. is the investment advisor for Wasatch Global Opportunities Fund. Wasatch Advisors, Inc., through one of its portfolio managers, has voting and dispositive authority over the shares. Robert Gardiner and Blake Walker have voting and dispositive authority over these shares and each disclaims beneficial ownership of these shares.

(17)	Nathan Fischel, MD, CFA and Fariba Ghodsian, Ph.D. have voting and dispositive authority over these shares and each disclaims beneficial ownership of these shares.

(18)	Michael Keough is the managing member, and Donald Keough is a minority member, of the general partner of Keough Partners, L.P. Donald Keough disclaims beneficial ownership of the shares held by Keough Partners, L.P.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issued to the selling stockholders and issuable upon exercise of the warrants issued to the selling stockholders to permit the resale of these shares of common stock by the holders of the shares of common stock and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with NASD Rule 2440 (and any successor); and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and if such short sale shall take place after the date that this registration statement is declared effective by the Commission, the selling stockholders may deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the selling stockholders have been advised that they may not use shares registered on this registration statement to cover short sales of our common stock made prior to the date the registration statement, of which this prospectus forms a part, has been declared effective by the Commission.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer or agents participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, any such broker-dealer or agent and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Selling Stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Each selling stockholder has informed Cardica that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. Upon Cardica being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of each such selling stockholder and of the participating broker-dealer(s),

•	the number of shares involved,

•	the price at which such the shares of common stock were sold,

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

•	other facts material to the transaction.

In no event shall any broker-dealer receive fees, commissions and markups, which, in the aggregate, would exceed eight percent (8%).

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

Each selling stockholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that each selling stockholder will pay all underwriting discounts and selling commissions, if any, and any legal expenses incurred by it. We will indemnify the selling stockholders against certain liabilities, including some liabilities under the Securities Act, in accordance with a registration rights agreement, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholders specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

LEGAL MATTERS

The validity of the securities being offered hereby will be passed upon by Cooley Godward Kronish llp, Palo Alto, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements included in our Annual Report on Form 10-K for the year ended June 30, 2009, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the financial statements), which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file electronically with the Securities and Exchange Commission our annual reports on Form 10-K, quarterly interim reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. We make available on or through our website, free of charge, copies of these reports as soon as reasonably practicable after we electronically file or furnish it to the SEC. You can also request copies of such documents by contacting our Investor Relations Department at (650) 331-7133 or sending an email to investors@cardica.com. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Cardica. The SEC’s Internet site can be found at http://www.sec.gov.

We incorporate by reference into this prospectus the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, including any filings after the date of this prospectus but before the end of any offering made under this prospectus. The SEC file number for the documents incorporated by reference in this prospectus is 0-51772. We incorporate by reference the following information that has been filed with the SEC:

•	our annual report on Form 10-K for the year ended June 30, 2009 filed with the SEC on September 18, 2009;

•	our current report on Form 8-K filed with the SEC on August 18, 2009;

•	our current report on Form 8-K filed with the SEC on September 4, 2009

•	our current report on Form 8-K filed with the SEC on September 29, 2009;

•	our current report on Form 8-K filed with the SEC on October 1, 2009;

•	our current report on Form 8-K filed with the SEC on October 8, 2009; and

•	the description of the common stock contained in our Registration Statement on Form 8-A filed with the SEC on February 2, 2006 under the Exchange Act.

Any information in any of the foregoing documents will automatically be deemed to be modified or superseded to the extent that information in this prospectus or in a later filed document that is incorporated or deemed to be incorporated herein by reference modifies or replaces such information.

We also incorporate by reference any future filings (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the end of any offering made under this prospectus. Information in such future filings updates and supplements the information provided in this prospectus. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document we previously filed with the SEC that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits which are specifically incorporated by reference into such documents. Requests should be directed to: Investor Relations, Cardica, Inc., 900 Saginaw Drive, Redwood City, California 94063, telephone: (650) 331-7133.

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated costs and expenses payable by the registrant in connection with the common stock being registered. The selling stockholders will not bear any portion of such expenses. All the amounts shown are estimates, except for the SEC registration fee.

SEC Registration Fee	$920
Accounting Fees and Expenses	20,000
Legal Fees and Expenses	100,000
Printing and miscellaneous expenses	20,000

Total	$140,920

Item 15.	Indemnification of Directors and Officers.

Our amended and restated certificate of incorporation provides that the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under the General Corporation Law of the State of Delaware. This provision does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available. Each director will continue to be subject to liability for any breach of the director’s duty of loyalty to us or our stockholders and for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for unlawful payment of dividends or stock repurchases or for any transaction in which the director derived an improper personal benefit. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws.

Our amended and restated bylaws provide that we will indemnify our directors and executive officers, and may indemnify our other officers, employees and agents, to the fullest extent permitted by the General Corporation Law of the State of Delaware. Under our amended and restated bylaws, we are also empowered to enter into indemnification agreements with our directors, officers and other agents and to purchase insurance on behalf of any person whom we are required or permitted to indemnify. We have procured and intend to maintain a directors’ and officers’ liability insurance policy that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances.

The registration rights agreement between the registrant and the selling stockholders provides for cross-indemnification in connection with registration of the registrant’s common stock on behalf of such investors. The securities purchase agreement between the registrant and the selling stockholders provides for indemnification of such investors by the registrant against any third party claim related to the registrant’s breach of any representation, warranty, covenant or agreement made by the registrant in the securities purchase agreement, provided that such claim is made prior to October 2, 2010.

The indemnification provisions noted above may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities arising under the Securities Act of 1933, as amended.

Item 16.	Exhibits.

Exhibit Number		Exhibits

3	.1(1)	Amended and Restated Certificate of Incorporation of Cardica, Inc. as currently in effect.
3	.3(2)	Bylaws of Cardica, Inc. as currently in effect.
3	.5(3)	Specimen Common Stock Certificate.
4	.6(4)	Form of Warrant.
5.1		Opinion of Cooley Godward Kronish llp.
10	.24(4)	Securities Purchase Agreement, dated September 25, 2009, by and among Cardica, Inc. and the purchasers listed on the signature pages thereto.
10	.25(4)	Registration Rights Agreement, dated September 25, 2009, by and among Cardica, Inc. and the purchasers listed on the signature pages thereto.
23.1		Consent of Independent Registered Public Accounting Firm.
23.2		Consent of Cooley Godward Kronish llp (included in Exhibit 5.1).
24.1		Power of Attorney (included on the signature pages hereto).

Keys to Exhibits:

(1)	Filed as an exhibit to the Registrant’s Registration Statement on Form S-1/A on January 13, 2006 and incorporated herein by reference.

(2)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K on August 19, 2008 and incorporated herein by reference.

(3)	Filed as an exhibit to the Registrant’s Registration Statement on Form S-1/A on February 1, 2006 and incorporated herein by reference.

(4)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K on September 29, 2009 and incorporated herein by reference.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

a. To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

b. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

c. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (1)(a), (1)(b) and (1)(c) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood City, State of California, on October 29, 2009.

Cardica, Inc.

By:	/s/ Bernard A. Hausen, M.D., Ph.D.
Bernard A. Hausen, M.D., Ph.D.
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Bernard A. Hausen, M.D., Ph.D., and Robert Y. Newell, and each of them acting individually, as his true and lawful attorneys-in-fact and agents, with full power of each to act alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign the Registration Statement filed herewith and any and all amendments to said Registration Statement (including post-effective amendments and any related registration statements thereto filed pursuant to Rule 462 and otherwise), and file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name and Signature	Title	Date

/s/ Bernard A. Hausen, M.D., Ph.D. Bernard A. Hausen, M.D., Ph.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	October 29, 2009

/s/ Robert Y. Newell Robert Y. Newell	Chief Financial Officer (Principal Financial and Accounting Officer)	October 29, 2009

/s/ Kevin T. Larkin Kevin T. Larkin	Director	October 28, 2009

/s/ Richard P. Powers Richard P. Powers	Director	October 28, 2009

/s/ Jeffrey L. Purvin Jeffrey L. Purvin	Director	October 29, 2009

/s/ John Simon, Ph.D. John Simon, Ph.D.	Director	October 28, 2009

/s/ William H. Younger, Jr. William H. Younger, Jr.	Director	October 29, 2009

Exhibit Number		Exhibits

3	.1(1)	Amended and Restated Certificate of Incorporation of Cardica, Inc. as currently in effect.
3	.3(2)	Bylaws of Cardica, Inc. as currently in effect.
3	.5(3)	Specimen Common Stock Certificate.
4	.6(4)	Form of Warrant.
5.1		Opinion of Cooley Godward Kronish llp.
10	.24(4)	Securities Purchase Agreement, dated September 25, 2009, by and among Cardica, Inc. and the purchasers listed on the signature pages thereto.
10	.25(4)	Registration Rights Agreement, dated September 25, 2009, by and among Cardica, Inc. and the purchasers listed on the signature pages thereto.
23.1		Consent of Independent Registered Public Accounting Firm.
23.2		Consent of Cooley Godward Kronish llp (included in Exhibit 5.1).
24.1		Power of Attorney (included on the signature pages hereto).

Keys to Exhibits:

(1)	Filed as an exhibit to the Registrant’s Registration Statement on Form S-1/A on January 13, 2006 and incorporated herein by reference.

(2)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K on August 19, 2008 and incorporated herein by reference.

(3)	Filed as an exhibit to the Registrant’s Registration Statement on Form S-1/A on February 1, 2006 and incorporated herein by reference.

(4)	Filed as an exhibit to the Registrant’s Current Report on Form 8-K on September 29, 2009 and incorporated herein by reference.